UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  April 3, 2006                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                       APRIL 3, 2006

                 TUMI EXPANDS SILVER EXPLORATION CLAIM PORTFOLIO
                       IN THE BERGSLAGEN DISTRICT, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB-TUMIF; FRANKFURT-TUY). Mr. David Henstridge, President, is pleased to announce that the Company has staked a further eight (8) exploration licences totaling 8,120 hectares in Sweden. Three of these licences (Skalbo, Hornkullen and Kobergs) have been confirmed by the Swedish Mining Inspectorate, and each has been granted for an initial period of three years; the other applications remain pending and are expected shortly. The Company now holds 18 exploration licences totaling 12,375 hectares. Ten (10) of these licences held by the company cover seven (7) historic silver mines in the Bergslagen district of south central Sweden, see news release dated March 29, 2006.

The Bergslagen district lies immediately to the north-west of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. The district is underlain by volcanics and sediments which are more than 2 billion years old. Bergslagen is a highly mineralized district and one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metal and silver sulphides. It contains the well known historic and current mines of Sala, Falun, Garpenberg and Zinkgruvan.

Details of the eight licences are as follows:

     - SKALBO (121 HA) The area lies along strike from the historic Lovasens mine (under tenure by the Company), and covers a magnetic feature of similar characteristic to that associated with Lovasens.

     - HORNKULLEN (1,437 HA) Covers a series of occurrences developed in intercalated tuffs and carbonates, from which small amounts of silver were historically produced. Highly anomalous gold results (up to 3.4 ppm) are recorded in boulders, the bedrock source of which has not been identified.

     - KOBERGS (537 HA) Silver sulphides and Fe-Pb-Zn-W mineralization have been discovered within a 2 km long sequence of calcsilicate skarn, dolomite and limestone. The licence secures the historic Bjorntjarn mine.

     - SILVERHYTTAN (551 HA) Ag-Pb mineralization occurrences recorded within a 2km long dolomite horizon.

     - VITTURN (2,239 HA) The licence covers a series of base metal, silver and iron occurrences developed along the western belt of mineralization in the Bergslagen district. The project targets a flexure position in the western mineralized belt where occurrences are limestone-hosted and provide potential for large replacement style deposits. Mineralization is associated with strongly magnetic features which trend for 10 km through the Vitturn claim.

     - STOLLSBERGSGRUVAN (773 HA) Covers the southern part of the historic Stollsberg ore field which contains more than 25 VMS deposits along a 4 km long manganese-rich horizon. Deposits are described as "massive sphalerite-galena with high silver grades."

     - LUMSKOLEN (1,054 HA) Silver-lead-zinc showings hosted by quartzite; coincident with NW-SE trending magnetic high lineaments.

     - JUGANSBO (1,408 HA) The Jugansbo licence secures the continuation of the limestone host to the Sala orebodies 12 km to the north of Sala (under licence to the Company). Cu-Pb-Zn-Ag mineralization has been mined from multiple massive sulphide orebodies, however tonnage and grade production figures are not yet available. Boliden has previously drilled 76 holes on this licence, results from which are not yet available.



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                                      -2-



Very little modern exploration has been undertaken for silver within the Bergslagen district. As the rock types (carbonate-derived) recorded within many of these leases are known to host economic mineralization elsewhere the potential for finding new silver deposits is extremely good.

Mr. Henstridge stated "It is very pleasing to be able to amass such a strong portfolio of silver properties in the relatively unexplored Bergslagen District of Sweden. Besides obtaining title to seven significant historic silver producers, including one of the world's richest at Sala, the Company has applied for a further eight exploration licences covering prospective ground. This year will be an exciting one for shareholders as we make every effort to advance all of these projects as quickly as possible"

The qualified person for the Tumi's Silver Projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Bergslagen District and has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
---------------------------------             website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.


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